CARROT PASS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the years ended December 31, 2015 and 2016
(unaudited)

	Members' Contributions	Accumulated Deficit	Total Members' Equity
Balance - December 31, 2014	$ -	$ -	$ -
Members' contributions	408,040		408,040
Net loss		(208,922)	(208,922)
Balance December 31, 2015	**408,040**	**(208,922)**	**199,118**
Members' contributions	66,676		66,676
Net loss		(21,341)	(21,341)
Balance - December 31, 2016	**$ 474,716**	**$ (230,263)**	**$ 244,453**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements